CoConnect, Inc.

7430 S. Creek Road, Suite 102

Sandy, UT 84093

(801) 243-7948

November 16, 2006

Room 4561

Patrick Gilmore, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CoConnect, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed May 19, 2006

File No.  000-26533

Dear Mr. Gilmore:

Enclosed is the Amended Form 10-KSB/A which has been updated per your comments.  The paragraph numbers below correspond to the numbered comments in your July 11, 2006 letter of comment.

1.

We note that the report issued by Pollard-Kelley Auditing Services, Inc. does not include an opinion on the financial statements for the year ended December 31, 2004.  Tell us how you intend to comply with Item 310(a) of Regulation S-B to include audited statements of income, cash flows and changes in stockholders’ equity for each of the two years preceding the date of the audited balance sheet.

Response:

We have received an Opinion Letter from our former accountants, Chisolm, Bierwolf & Nilson, LLC, covering the year ended December 31, 2004. This Opinion Letter has been included in our amended 10-KSB/A for the year ended December 31, 2005.

2.

As indicated in the Staff’s letter dated May, 16, 2006, please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K filed on April 26, 2006.  The Staff may have further comments based on your former accountants’ representations.

Response:

The requested letter from our former accountant has been filed with our amended Form 8-K/A which was filed November 6, 2006.

Richard Ferguson

CoConnect, Inc.

November 16, 2006

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter. Please do not hesitate to contact me if you need any additional information.

Sincerely,

/s/ Richard Ferguson

Richard Ferguson

President

Encl.